UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   )1

Lenox Group Inc.
(Name of Issuer)

Common Stock, par value $0.01  per share
(Title of Class of Securities)

526262100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON RCG CARPATHIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,436,023
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,436,023
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,182
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 264,182
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,700,205
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,700,205
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,700,205
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,700,205
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,700,205
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,700,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,700,205
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,700,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,700,205
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,700,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 526262100

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,700,205
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,700,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 526262100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                      Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Lenox Group Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One Village Place, 6436 City West Parkway, Eden Prairie, MN 55344.

Item 2.                      Identity and Background.

(a) This statement is filed by:

(i)	RCG Carpathia Master Fund, Ltd., a Cayman Islands exempted company (“Carpathia”), with respect to the Shares directly and beneficially owned by it;

(ii)	RCG Enterprise, Ltd, a Cayman Islands exempted company (“RCG Enterprise”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the investment advisor of Carpathia and as the investment manager of RCG Enterprise;

(iv)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(v)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(vi)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(vii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(viii)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 526262100

(b)           The address of the principal office of each of Ramius and C4S, Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington, 20th Floor, New York, New York 10017.

The address of the principal office of each of Carpathia and RCG Enterprise is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Carpathia and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of RCG Enterprise and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Carpathia and RCG Enterprise is serving as a private investment fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the investment advisor of Carpathia and the investment manager of RCG Enterprise.  C4S serves as managing member of Ramius. Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)          No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Shares purchased by Carpathia and RCG Enterprise were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,700,205 Shares beneficially owned in the aggregate by Carpathia and RCG Enterprise is approximately $8,229,110, excluding brokerage commissions.

Item 4.                      Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 526262100

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Issuer’s Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                      Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,370,896 Shares outstanding, as of May 5, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2008.

A.	Carpathia

(a)	As of the close of business on May 19, 2008, Carpathia beneficially owned 1,436,023 Shares.

Percentage: Approximately 9.9%.

(b)	1. Sole power to vote or direct vote: 1,436,023

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,436,023

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Carpathia in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	RCG Enterprise

(a)	As of the close of business on May 19, 2008, RCG Enterprise beneficially owned 264,182 Shares.

Percentage: Approximately 1.8%.

CUSIP NO. 526262100

(b)	1. Sole power to vote or direct vote: 264,182
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 264,182
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG Enterprise in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Ramius

(a)
As of the close of business on May 19, 2008, as the investment advisor of Carpathia and the investment manager of RCG Enterprise, Ramius may be deemed the beneficial owner of the (i) 1,436,023 Shares owned by Carpathia and (ii) 264,182 Shares owned by RCG Enterprise.

Percentage: Approximately 11.8%.

(b)	1. Sole power to vote or direct vote: 1,700,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,700,205
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Carpathia and RCG Enterprise are set forth in Schedule A and are incorporated by reference.

D.	C4S

(a)
As of the close of business on May 19, 2008, as the managing member of Ramius, C4S may be deemed the beneficial owner of the (i) 1,436,023 Shares owned by Carpathia and (ii) 264,182 Shares owned by RCG Enterprise.

Percentage: Approximately 11.8%.

(b)	1. Sole power to vote or direct vote: 1,700,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,700,205
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Carpathia and RCG Enterprise are set forth in Schedule A and are incorporated by reference.

E.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the close of business on May 19, 2008, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the (i) 1,436,023 Shares owned by Carpathia and (ii) 264,182 Shares owned by RCG Enterprise.

Percentage: Approximately 11.8%.

CUSIP NO. 526262100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,700,205
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,700,205

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Carpathia and RCG Enterprise are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 20, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Carpathia is a lender under the Issuer’s Amended and Restated Term Loan Credit Agreement, dated as of April 20, 2007.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among RCG Carpathia Master Fund, Ltd., RCG Enterprise, Ltd., Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated May 20, 2008.

Exhibit 99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 526262100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008

RCG CARPATHIA MASTER FUND, LTD.		RCG ENTERPRISE, LTD.

By:	Ramius LLC, its investment advisor	By:	Ramius LLC, its investment manager

By:	C4S & Co., L.L.C., as managing member	By:	C4S & Co., L.L.C., as managing member

RAMIUS LLC		C4S & CO., L.L.C.

By:	C4S & Co., L.L.C., as managing member

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in- fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 526262100

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

RCG CARPATHIA MASTER FUND, LTD.

92,730	1.5000	04/24/2008
760	1.5600	04/25/2008
3,277	1.5249	04/28/2008
14,780	1.4965	04/29/2008
4,957	1.4884	04/30/2008
15,962	1.4843	05/01/2008
1,013	1.4917	05/02/2008
8,244	1.4511	05/05/2008
4,898	1.5531	05/06/2008
5,996	1.5588	05/07/2008
24,360	1.5401	05/08/2008
511	1.4818	05/09/2008

RCG ENTERPRISE, LTD.

17,070	1.5000	04/24/2008
140	1.5600	04/25/2008
603	1.5249	04/28/2008
2,720	1.4965	04/29/2008
913	1.4884	04/30/2008
2,938	1.4843	05/01/2008
187	1.4917	05/02/2008
1,517	1.4511	05/05/2008
902	1.5531	05/06/2008
1,104	1.5588	05/07/2008
4,640	1.5401	05/08/2008
94	1.4818	05/09/2008

CUSIP NO. 526262100

SCHEDULE B

Directors and Officers of RCG Carpathia Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address
Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington 20th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington 20th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 526262100

SCHEDULE C

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington 20th Floor New York, New York 10017

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington 20th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 526262100

EXHIBIT INDEX

Exhibit	Exhibit Number

Joint Filing Agreement by and among RCG Carpathia Master Fund, Ltd., RCG Enterprise, Ltd., Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated May 20, 2008.	99.1

Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.	99.2